Mail Stop 4561   December 9, 2008

By U.S. Mail and Facsimile to: (404) 962-6300

Pin Pin Chau
Chief Executive Officer
Trident Bancshares, Inc.
4151 Ashford Dunwoody Road, Suite 660
Atlanta, Georgia 30319

       Re: Trident Bancshares, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed December 8, 2008
              File No. 333-153313

Dear Ms. Chau:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Cover Page of Prospectus

1.   Please revise the cover page of the prospectus to state the title and amount of all securities offered, including the organizer warrants, the consultant warrants and the common stock underlying the immediately exercisable warrants. Refer to Item 501(b)(2) of Regulation S-K.

Exhibit 5.1

2.   Please revise the previously filed legality opinion to cover the shares of common stock underlying the immediately exercisable warrants.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Staff Attorney

cc: Michael P. Marshall, Jr., Esq.
        Miller & Martin PLLC
        1170 Peachtree Street, N.E., Suite 800
        Atlanta, GA 30309